SECURITIES AND EXCHANGE COMMISSION


                                             Washington, D.C. 20549


                                                     FORM 6-K

                                             REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 30, 1998

                                              ICTS International N.V.

                                  (Transition of registrant's name into English)

                                    Biesbosch 225,  1181 JC 1185 ZH  Amstelveen,
                                     The   Netherlands   (Address  of  principal
                                     executive offices)

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]




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                                       CONDENSED CONSOLIDATED BALANCE SHEET
                                                (US $ in thousands)

                                                                                             December 31,          September 30,
                                                                                                 1997                   1998
                                                                                           -------------------  -----------------
                                            ASSETS
CURRENT ASSETS:
       Cash and cash equivalents.........................................................       $13,699                $16,350
           Time deposits and Marketable Securities.......................................         3,301                    759
       Accounts receivable...............................................................         8,627                  9,649
       Other current assets..............................................................         1,967                  2,540
               Short-term loans and current maturities of long-term loans.............            1,043                  1,767
                                                                                         ----------------------------------------
             Total current assets                                                                28,637                 31,065
INVESTMENTS:
       Investment in affiliates..........................................................         2,000                  1,268
          Long term loans and other investments..........................................         3,621                  5,876
                                                                                         ----------------------------------------
                                                                                                  5,621                  7,144
PROPERTY AND EQUIPMENT:
       Cost..............................................................................         3,286                  3,608
        Less- accumulated depreciation...................................................         1,386                  1,704
                                                                                          -------------------------------------
                                                                                                  1,900                  1,904
LONG-TERM RECEIVABLE,
         net of discount and current maturities...........................................          163                    167
GOODWILL, net of accumulated amortization of $ 1,307 in 1998 and
       $ 872 in 1997......................................................................        8,542                  8,696
 DEFERRED TAXES ...........................................................................         657                  1,085
              OTHER ASSETS AND DEFERRED CHARGES................................                     199                    214
                                                                                               -----------------------------------
                                                                                                  9,398                  9,995
                                                                                               -----------------------------------
             Total assets...................................................................... $45,719                $50,275
                                                                                               ====================================


                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
       Short-term bank debt...............................................................       $1,987                 $4,053
         Current maturities of long-term debt.............................................          277                    206
       Account payable-trade..............................................................        1,516                  1,353
         Accrued expenses and other liabilities...........................................        8,952                  9,839
                                                                                          ----------------------------------------
             Total current liabilities....................................................       12,732                 15,451
         LONG-TERM DEBT, net of current maturities...................................             1,607                  1,565
       ACCRUED SEVERANCE PAY...........................................................           1,248                  1,411
                                                                                           --------------------------------------
             Total long-term liabilities...................................................       2,855                  2,976
                                                                                           ---------------------------------------

SHAREHOLDERS' EQUITY Share capital:
       Common shares, par value-NLG 1 per share,
          10,000,000 shares authorized; 6,569,480 and 6,424,180 issued
                 and outstanding shares in 1997 and 1998 respectively.................           3,564                  3,564
       Additional paid-in capital........................................................       19,090                 19,090
       Retained earnings.................................................................       11,553                 12,488
       Cumulative translation adjustments                                                       (4,075)                (2,384)
                                                                                           ----------------  ---------------------
                                                                                                 30,132                 32,758
          Treasury stock,at cost, 145,300 shares...........................................           -                   (910)
                                                                                               -------------------------------
                                                                                                 30,132                 31,848
                                                                                               ------------------------------------
                Total liabilities and shareholders' equity.................................     $45,719                $50,275

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                                            CONDENSED CONSOLIDATED STATEMENTS OF
                                         OPERATIONS  (US $ in thousands,  except
                                         share and per share data)

                                                                          Three months ended                  Nine months ended
                                                                      30-Sept.-97     30 Sept. 98       30-Sept.-97     30 Sept. 98
                                                                                (Unaudited)                       (Unaudited)

Revenues....................................................................$16,212.........$16,957...      $38,412         $46,038
Cost of revenues.............................................................13,128..........14,075          32,014          38,549
                                                                    ---------------------------------------------------------------
Gross profit..................................................................3,084...........2,882...       6,398           7,489
             Amortization of goodwill...........................................120.............121            202             358
             Selling, general and administrative expenses.....................1,603.          1,609          4,161           5,059
                                                                    ---------------------------------------------------------------
Operating income .............................................................1,361...........1,152......    2,035           2,072
Interest income.................................................................219.............256            780             880
Interest expense...............................................................(102)...........(181)          (299)           (372)
Exchange rate differences.......................................................155............(947)......   2,649            (885)
Other income (expense), net.....................................................(26).....       (75)          (113)            (72)
                                                                    ---------------------------------------------------------------
Income before income taxes and equity in results of affiliates...             1,607             205           5,052           1,623
Income taxes ..................................................................(660)           (103)         (2,037)           (846)
                                                                    ---------------------------------------------------------------
Income before equity in results of affiliates...................................947             102           3,015             777
Equity in results of affiliates..................................................28..........    72             112             158
                                                                    ---------------------------------------------------------------
Net income.....................................................................$975............$174...       $3,127            $935
                                                                     ==============================================================
Earning per Common Share                                                       0.15            0.03            0.48            0.14
                                                                    ===============================================================
Earning per Common Share - assuming dilution                                   0.15            0.03            0.47            0.14
                                                                    ===============================================================

Weighted average of common shares
      outstanding.........................................................6,565,000.......6,476,380.      6,565,000       6,538,447
      Diluted.............................................................6,692,810.......6,476,380..     6,669,947       6,564,649


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                                                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                              (US $ in thousands)

                                                                                                             Nine months ended
                                                                                                     30-Sept.-97       30 Sept. 98

CASH FLOWS FROM OPERATING ACTIVITIES
             Net income for the period............................................................     3,127............. $935
Adjustments to reconcile net income to net cash
                provided by operating activities:
             Depreciation and amortization............................................................. .446........       653
             Deferred income taxes............................................................. .......1,189..............(392)
             Increase in accrued severance pay.................................................. ........191.....           98
             Loss on sale of equipment........................................................... ........52...........      5
             Realized gain on marketable securities and interest and exchange rate income
                                                                                                  ===============================
               on short-term loans and other investments..........................................  ($1,176)             $154
                                                                                                    ===============================
             Imputed interest income.....................................................................(9)               -
             Equity in results of affiliates............................................................(10).............(158)
Changes in assets and liabilities:
             Accounts receivable......................................................................(1,429). ..........(644)
             Other current assets................................................................. .....(495).............(569)
             Accounts payable...........................................................................(169).............(175)
             Accrued expenses and other liabilities......................................................334....           464
                                                                                                   ------------------------------
Net cash provided by operating activities..............................................................2,051............   371
CASH FLOWS FROM INVESTING ACTIVITIES:
             Purchase of time deposits and marketable securities......................................(6,478)....         (664)
             Proceeds from sale of short-term investments..............................................8,544.............3,194
             Short-term loans......................................................................       -               (531)
             Collection on short-term loans...........................................................    -                583
             Other investments......................................................................      -             (1,510)
             Purchase of equipment......................................................................(511).............(293)
             Acquisition net of cash acquired (divestitures, net of cash sold) (a)................... (4,213)              (38)
             Investment in affiliates................................................................ (2,897)             (194)
             Collection on long-term  receivable.........................................................202                 -
             Proceeds from sale of equipment......................................................... ....14.......         50
             Increase in other assets...................................................................(110).............. (8)
                                                                                                      ----------------------------
             Net cash provided by (used in) investing activities......................................(5,449)              589
CASH FLOWS FROM FINANCING ACTIVITIES:
             Proceeds from long-term borrowings.......................................................   187                54
             Payments on long-term borrowings................................................. .........(392)..           (251)
             Repurchases of common stock.......................................................           -               (910)
             Increase in net borrowings under short-term bank facilities........................         427             1,938
                                                                                                ----------------------------------
             Net cash provided by financing activities...................................................222              831
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
             CASH EQUIVALENTS.........................................................................(2,169).......       860
                                                                                                       ----------------------
Increase (decrease) in cash and cash equivalents......................................................(5,345).....       2,651
                                                                                                    -------------------------------
Balance of cash and cash equivalents at beginning of period...........................................16,366............13,699
                                                                                                    ------------------------------
                                                                                                    ==============================
Balance of cash and cash equivalents at end of period...............................................$11,021...........$16,350......
                                                                                                    ==============================

          (a)Acquisition net of cash acquired  (divestitures,  net of cash sold)
             (a) Assets and liabilities of a subsidiary at date of acquisition:
                   Working capital, excluding cash and cash equivalents.............................(3,282)             (129)
                   Property, equipment, investments and other assets.............................. ....956.........     (22)
             Minority interest.....................................................................    (17)                -
             Excess of cost over equity upon acquisition.............................................6,919                 -
             Loans whice were received for financing the acquisition...........................      (363)
             Increase in other investments...........................................................                    189
                                                                                               ------------------------------------
                                                                                                      4,213               38
                                                                                              ====================================

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                                              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                            (US $ in thousands)

                                                                                               Accumulated
                                                                                                other
                        Common share                  Additional                 Retained      comprehensive
                   Shares            Amount             Paid -in                  earnings     income            Treasury
                                                         capital                 (deficit)    adjustments         Stock       Total
Balance at
 January 1, 1995    4,000,000         $ 2,063         $      431                  $(370)       $    373          $            2,497
Translation adjustments                                                                            336                          336
Net income                                                                       1,113                                        1,113
                   -----------------   -------------   -----------------------    -------------------   -----------------   -----
Balance at
 December 31, 1995   4,000,000           2,063               431                    743            709             -        3,946
Initial Public
 Offering            1,500,000             878             7,322                                                            8,200
Second Public
  Offering           1,065,000             621            11,311                                                             11,932
Translation adjustments                                                                          (769)                        (769)
Net income.....                                                                   6,764                                       6,764
                                                        -----------------   -------------   -----------------------    -----------
Balance at
 December 31, 1996... 6,565,000           3,562            19,064                 7,507           (60)             -         30,073
Stock options
 exercise......           4,480               2                26                                                               28
Unrealized gain on
marketable securities                                                                             20                            20
Translation adjustments.                                                                      (4,035)                       (4,035)
Net income..............................................                          4,046                                      4,046
                                                        -----------------   -------------   -----------------------    -----------
Balance at
 December 31, 1997      6,569,480        $ 3,564         $ 19,090           $ 11,553      $  (4,075)       $ -              30,132
Common stock
 repurchased             (145,300)                                                                         (910)             (910)
Unrealized loss on
 marketable securities                                                                        (182)                          (182)
Translation adjustments..........................                                            1,873                          1,873
Net income..............................................                         935                                          935
                                                        -----------------   -------------   -----------------------    ----------

Balance at
 September 30, 1998        6,424,180     $ 3,564         $  19,090           $  12,488    $ (2,384)       $ (910)      $    31,848
                                                        =================================================================

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Signature



     Pursuant to the requirements of the Securities Exchange Act of 1934,

the registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.



Date :  November 13, 1998            By : /s/ Raanan Nir
                                    Name :  Raanan Nir
                                    Title:Chief Financial Officer


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